Rls 3/3

11017572

SEC ... COMMISSION
... 49

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2011 WASH, D.C. 211 SECTION

SEC FILE NUMBER
8- 66495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 ENDING December 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
Reigns Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Main Street Suite 318
(No. and Street)

White Plains (City) — New York (State) — 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver — 914-949-3282 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) — Great Neck (City) — NY (State) — 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

mm

OATH OR AFFIRMATION

I, Neil Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd

, as of

December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Presdt

Title

RICHARD M. PANERO
Notary Public, State of New York
Registration #02PA4995205
Qualified In Westchester County
Commission Expires April 20, 2014

Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Reigns Capital, Ltd.
White Plains, New York

We have audited the accompanying statement of financial condition of Reigns Capital, Ltd. as of December 31, 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reigns Capital, Ltd. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 18, 2011

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

REIGNS CAPITAL, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	100,434
Accounts receivable		88,260
Prepaid expenses		5,768
Furniture and equipment, net		2,123
Other assets		6,213
	$	202,798

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	9,977
Deferred income taxes payable		24,000
		33,977

Stockholders' equity

Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding		5,000
Paid-in-capital		95,000
Retained earnings		68,820
		168,820
	$	202,797

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Consulting income	$ 1,337,046
Interest and other income	14,776
	1,351,822
EXPENSES	
Employee compensation and benefits	1,148,599
Professional fees	129,427
Pension expense	98,000
Occupancy	35,505
Other operating expenses	67,857
	1,479,388
LOSS BEFORE INCOME TAXES	(127,566)
INCOME TAX BENEFIT	(60,351)
NET LOSS	$ (67,215)

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities	
Net loss	$ (67,215)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	1,346
(Increase) decrease in assets:	
Accounts receivable	134,776
Prepaid expenses	(537)
Other assets	(24)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(52,213)
Deferred income taxes payable	(60,000)
Total adjustments	23,348
Net cash used in operating activities	(43,867)
Cash flows from investing activities	
Payment for capital expenditures	(2,143)
Net cash used in investing activities	(2,143)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(46,010)
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	146,444
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 100,434

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income Tax	$ -

See notes to financial statements

REIGNS CAPITAL, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance - beginning	$ 5,000	$ 95,000	$ 136,035	$ 236,035
Net loss	-	-	(67,215)	(67,215)
Balance -end	$ 5,000	$ 95,000	$ 68,820	$ 168,820

See notes to financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Reigns Capital, Ltd. (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2010.

The Company primarily receives revenue from consulting fees. Approximately 50% of its revenue is derived from one client.

Cash and cash equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains cash and cash equivalents with commercial banks and other major financial institutions. At times, such amounts might exceed Federal Deposit Insurance Corporations ("FDIC") limits.

Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

Revenue Recognition

Consulting fees and interest income are recorded when earned on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

3. INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2010, the Company had available for federal income tax purposes net operating loss carryforwards of approximately $2,200. The current and deferred portions of the income tax benefits consist of the following:

Deferred income taxes	($60,000)
Current income taxes	3,301
	($56,699)

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2010, the Company had net capital of $88,696 which was $83,696 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 11% as of December 31, 2010.

5. PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Voluntary employee contributions are not permitted. Contributions to the plan were $98,000 for the year ended December 31, 2010.

6. COMMITMENTS AND CONTINGENCIES

Lease

The Company entered into a lease for office space, which expired in December 2009, and calls for monthly payments and specified escalations. The Company signed an extension of its lease from January 1, 2010 thru December 31, 2011. Included in operations for 2010 is rent expense of approximately $35,000.

Future minimum rental payments under non-cancelable operating lease are approximately $38,000 for the year ended December 31, 2011

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2010

REIGNS CAPITAL, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGES
DECEMBER 31, 2010

Net Capital		
Stockholders' equity	$	168,820
Add: allowable credits-deferred income tax payable		24,000
Total capital		192,820
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment, net		2,123
Accounts receivable		88,260
Other assets		11,981
Total nonallowable assets		102,364
Net capital before haircuts on security positions		90,456
Haircut on exempt securities		1,760
NET CAPITAL	$	88,696
AGGREGATE INDEBTNESS	$	9,977
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	83,696
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		11%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Focus report filing as of December 31, 2010.

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Reigns Capital, Ltd.
White Plains, New York

In planning and performing our audit of the financial statements of Reigns Capital, Ltd. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Reigns Capital, Ltd for the year ended December 31, 2010, and this report does not affect our report thereon dated February 18, 2011.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 18, 2011

REIGNS CAPITAL, LTD.

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2010

SIPC NET OPERATING REVENUE	$	-
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$	150
Less payment made with SIPC-4		150
PAYMENT MADE WITH SIPC-7T	$	-

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders'
Reigns Capital, Ltd
White Plains, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] of Reigns Capital, Ltd to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Standard Stockbrokerage Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Stockbrokerage Co., Inc.'s management is responsible for the Standard Stockbrokerage Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

Levy & Gold LLP

Great Neck, New York
February 18, 2011

SIPC-6

(33-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Payment Form

SIPC-6

(33-REV 6/10)

For the first half of the fiscal year ending JUNE 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066495 FINRA DEC
REIGNS CAPITAL LTD 10*10
235 MAIN ST STE 318
WHITE PLAINS NY 10601-2422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD PANERO 914-949-3282

2\. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 150

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (—)

2. Assessment balance due 150

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

C. Total assessment and interest due $ 150

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 150

3\. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REIGNS CAPITAL LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 29 day of JUNE, 2010.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending JUNE 30, 2010 Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 737,785

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PRIVATE PLACEMENTS - NOT REGISTERED Y SEC REAL ESTATE (SECT 42 LOW INCOME HOUSING Transactions) 737,785

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 737,785

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DEC 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066495 FINRA DEC
REIGNS CAPITAL LTD 13*13
235 MAIN ST STE 318
WHITE PLAINS NY 10601-2422

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD PANERO 914-949-3282

2. A. General Assessment (item 2e from page 2) $______

B. Less payment made with SIPC-6 filed (exclude interest) (______)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

REIGNS CAPITAL LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 25 day of JANUARY, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — 1,351,823

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining Item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______ *

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): PRIVATE PLACEMENTS - NOT REGISTERED W/ SEC
* REAL ESTATE (SECT 42 LOW INCOME Housing transactions). — 1,351,823

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 1,351,823

2d. SIPC Net Operating Revenues — $ 0

2e. General Assessment @ .0025 — $ 0

(to page 1, line 2.A.)

Levy & Gold, LLP

Certified Public Accountants

REIGNS CAPITAL, LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2010

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646